Exhibit 22.1

Subsidiary Guarantor and Subsidiary Issuer of Guaranteed Securities

KKR & Co. Inc. is the issuer of a series of debt securities designated as the 5.100% Senior Notes due 2035 (the “2035 Notes”). The 2035 Notes are fully and unconditionally guaranteed by KKR Group Partnership L.P., an indirect subsidiary of KKR & Co. Inc.

KKR & Co. Inc. is the issuer of a series of debt securities designated as the 6.875% Subordinated Notes due 2065 (the “2065 Notes”). The 2065 Notes are fully and unconditionally guaranteed by KKR Group Partnership L.P., an indirect subsidiary of KKR & Co. Inc.

KKR Group Finance Co. IX LLC, an indirect finance subsidiary of KKR & Co. Inc., is the issuer of a series of debt securities designated as the 4.625% Subordinated Notes due 2061 (the “2061 Notes”). The 2061 Notes are fully and unconditionally guaranteed by each of KKR & Co. Inc. and KKR Group Partnership L.P.